UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Innovation Beverage Group Limited (the “Company”) held its Annual General Meeting of shareholders for the fiscal years ended December 31, 2023 and December 31, 2024 on February 20, 2026 at 10:30 a.m. (Sydney time). All matters submitted to shareholders for approval at the meeting were duly approved by the requisite vote.

At the meeting, shareholders re-elected Sally Cardillo and Daniel Lanskey as directors of the Company. In addition, shareholders approved an amendment to the Company’s Constitution to reduce the minimum notice period for shareholder meetings from 28 days to 21 days, which aligns the Company’s governing documents with the Australian statutory minimum and is intended to provide the Company with greater flexibility in calling future meetings.

Each of the foregoing resolutions was decided by poll and was approved unanimously by the shares present and voting at the meeting, with 534,333 votes cast in favor of each resolution and no votes cast against or abstaining.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: February 20, 2026	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer